July 22, 2009

Michael A. Carty
Chief Financial Officer
First Financial Corp.
One First Financial Plaza
Terre Haute, Indian 47807

Re: First Financial Corp.
    Form 10-K for December 31, 2008
    File Number 0-16759

Dear Mr. Carty:

We have reviewed the above referenced filing and related materials and have the following comments. Please note that our accounting staff has no comments on these materials. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Base Salary, page 7

1.   In future filings please revise to disclose the methodology used by the committee
        to determine the specific base salary, bonus amounts and compensation under the
        Long Term Incentive Plan. We note that you reference a number of factors used.
        Please explain in specific terms how these resulted in the disclosed compensation.
        Please refer to Item 402(b)(1)(v) of Regulation S-K.

2.   It appears that you may be using targets to award compensation. In future filings
        please provide the actual targets, even where no compensation was awarded.   If
        you determine that a performance target is confidential due to the potential for
        competitive harm to your company, as contemplated by Instruction 4 to Item
        402(b) of regulation S-K, provide us with your confidentiality analysis
        supplementally and include in your filings disclosure analyzing the level of
        difficulty necessary to reach the targets contemplated by the Instruction. For more
        information on the confidentiality of targets, please look to the report of the
        Commission Staff regarding executive compensation disclosure, released October
        9, 2007.

3.   You reference a number of peer group information sources used by the
        committee.   In future filings, please describe how the committee used
        comparative compensation information in determining compensation or
        compensation ranges. To the extent that you use these peer group information to
        benchmark compensation, please identify the component companies that form
        part of the peer groups. Disclose whether the compensation committee deviated
        from peer group benchmarks in setting compensation, and if so, state the reasons
        for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and
        Regulation S-K Compliance and Disclosure Interpretation 118.05

4.   In future filings, please reconcile the disclosure at this heading regarding CEO
        compensation with that on page 10. You say on page 10 that the CEO's salary is
        determined according to an employment agreement.

Annual Bonus Amounts, page 7

5.   In future filings, as you provide the information requested above, please explain why all of the bonus amounts have remained the same for the past three years and how this relates to other forms of compensation which have changed.

First Financial Corporation … Long Term Incentive Plans, page 7

6.   We note the information on page 12. In future filings, please ensure that you include quantification of the target amounts at each payout level and the actual performance results.   See our related prior comment.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX to: Michael Carty
FAX number 812-238-6140